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                                                                Exhibit (d)(12)


WEDNESDAY SEPTEMBER 29, 4:01 PM EASTERN TIME

COMPANY PRESS RELEASE

KIRTLAND CAPITAL PARTNERS ACQUIRES INSTRON CORPORATION

CLEVELAND--(BUSINESS WIRE)--Sept. 29, 1999--Instron Corporation (ASE:ISN - news) and Kirtland Capital Partners (KCP) today jointly announced that they have completed the acquisition of Instron by KCP. As a result of this transaction, shareholders of Instron's common stock will receive $22 per share in cash. The announcement was made by James M. McConnell, President and Chief Executive Officer of Instron, and Raymond A. Lancaster, a KCP managing partner.

"We believe that this transaction will strengthen the company's commitment to its customers, help maintain its leading market position and allow for the continuous development of new products," said McConnell. "Our employees are a major contributor to Instron's success due to their intimate knowledge of our markets and their customer orientated focus. Together with KCP, we will continue to follow our strategic direction of growth through acquisitions."

Lancaster added, "We are pleased to have closed this transaction and look forward to a mutually beneficial partnership. Instron is managed by a very talented team which will work together with KCP to continue to grow the company."

Holders of Instron's common stock, or their agents, will be receiving a letter shortly containing instructions for surrendering their stock certificates in order to receive the payment of $22 per share.

Instron Corporation is based in Canton, Massachusetts, with proforma revenues in 1998 of $219 million. Instron manufactures, markets and services materials and structural testing systems, software and accessories used to evaluate the mechanical properties and performance of various materials, components and structures. Instron's application technology is used by research scientists, design engineers and quality control managers in industry, academia and government. Due to the scope of its international operations, range of products and recent growth through acquisitions, Instron is considered to be the world's leading full-service materials testing company.

Based in Cleveland, Ohio, Kirtland Capital Partners is a privately funded investment group with over $300 million in committed equity capital. KCP and its predecessor companies have been making investments in operating companies since 1978. KCP typically invests in manufacturing, distributing and financial services companies that are profitable and generate $25-300 million in annual revenue. It has historically
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generated superior returns for its investors. In addition to Lancaster, the five other KCP principal are: John F. Turben, John G. Nestor, William R. Robertson, Michael T. DeGrandis and Thomas N. Littman.
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Contact:

     Instron Corporation
     Linton A. Moulding, (781) 575-5374
     lintonmoulding@instron.com
     www.instron.com
     or
     Robert Falls & Co. Public Relations
     For Kirtland Capital Partners
     Rob Falls, (216) 496-0229